Exhibit 99.1

PRESS RELEASE                                    UNILAB CORPORATION
                                                 (AMEX:ULB)
                                                 18448 Oxnard Street
                                                 Tarzana, CA  91356
                                                 www.Unilab.com

                                                 For Further Information:
                                                 Charles Kim
                                                 Phone: (818) 758-6607
                                                 e-mail: IRelations@Unilab.com

IMMEDIATE RELEASE
February 4, 1998

                    UNILAB CORPORATION ANNOUNCES 1997 RESULTS

TARZANA, CA, February 4, 1998 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the year ended December 31, 1997 were $214.0 million, an increase of 4.3% from $205.2 million in the prior year. The Company reported net income for the year of $0.5 million, or $.01 per common share, compared to a net loss of $92.9 million, or $(2.53) per common share in the prior year. Excluding the approximately $78.5 million in nonrecurring charges in 1996, the prior year's net loss was $14.4 million, or $(0.39) per common share.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $23.5 million for 1997, or 11.0% of sales, compared to $9.2 million, or 4.5% of sales, for the prior year.

For the quarter ended December 31, 1997, net sales were $52.7 million, an increase of 7.7% from the $48.9 million in the same period in the prior year. EBITDA for the quarter was a record $6.6 million, or 12.5% of sales, compared with $0.1 million (exclusive of non-recurring charges) earned in the fourth quarter of 1996. The fourth quarter EBITDA represents the first time in the Company's history that the seasonally weaker fourth quarter has exceeded the prior quarter's earnings.

David Weavil, Unilab's Chairman and CEO, said "1997 has been a watershed year for Unilab. Four sequential quarters of rising EBITDA was the product of effective and timely execution of the Company's 1997 action plan by a focused management team."

Weavil added "We've achieved steady progress in 1997 on the two primary objectives we laid out at the beginning of the year. First, the Company targeted contractual price increases and service restructuring to insure that those critical aspects of customer agreements became more rational. Second, we redoubled our efforts to be a lower cost laboratory services provider by improving our processes and eliminating expenses that don't add real and perceived value to patient care. These initiatives address the basic pervasive challenges facing many healthcare companies these days. I am pleased that most of our customers have been supportive of our efforts and value a relationship with an efficient and high quality laboratory. Among our chief goals in 1998 will be the further development of the Company's operating fundamentals; process enhancements, baseline cost reductions, targeted growth and customer contract reviews. Most importantly, as a result of the foundation laid in 1997 by our improved financial performance, we feel that Unilab now has a stable base from which to continue building."

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.



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

                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)

                                                            Three months ended Dec. 31,       Year ended Dec. 31,
                                                               1997          1996             1997            1996
Revenue                                                       $52,703      $48,948        $214,001        $205,217

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                               16,748       18,061          69,094          70,869
    Supplies                                                    7,203        7,317          29,858          28,631
    Other Operating Expenses                                   13,766       14,159          56,990          54,672
                                                               ------       ------          ------          ------
                                                               37,717       39,537         155,942         154,172
                                                               ------       ------         -------         -------
Legal and Acquisition Related Charges                               -            -               -           4,940
Restructuring Charges                                               -       65,655               -          65,655
Amortization and Depreciation                                   2,210        2,846           8,885          11,491
Selling, General and Administrative Expenses                    8,385        9,340          34,570          41,801
                                                                -----        -----          ------          ------

    Total Operating Expenses                                   48,312      117,378         199,397         278,059
                                                               ------      -------         -------         -------
Operating Income (Loss)                                         4,391     (68,430)          14,604        (72,842)

Other Income (Expenses):
    Interest Expense, net                                     (3,465)      (3,423)        (14,068)        (12,122)
    Loss on Sale of Promissory Note                                 -      (4,529)               -         (4,529)
                                                                    -      -------               -         -------
Income (Loss) Before Income Taxes and
    Extraordinary Item                                            926     (76,382)             536        (89,493)

Extraordinary Item - Loss on Early
Extinguishment of Debt                                             -             -               -           3,451
                                                          ----------- ------------    ------------         -------
Net Income (Loss)                                                 926     (76,382)             536        (92,944)

Preferred Stock Dividends                                          30           36             138             144
                                                                   --           --             ---             ---
Net Income (Loss) Available to Common
   Stockholders                                                  $896    ($76,418)            $398       ($93,088)

Basic Earnings per Share:
Income (Loss) Before Extraordinary Item                         $0.02      ($2.08)           $0.01         ($2.43)
Extraordinary Item                                                 -            -                -         ($0.10)
Net Income (Loss)                                               $0.02      ($2.08)           $0.01         ($2.53)

Weighted Average Common
Shares Outstanding                                             40,393       37,236          39,927          36,831

EBITDA, excluding legal and acquisition
    related charges, restructuring charges
    and extraordinary item                                     $6,601          $71         $23,489          $9,244

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

                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)

                                                                      December 31                December 31,
                                                                         1997                        1996
Cash and Cash Equivalents                                                $11,652                   $12,176
Restricted Cash                                                                -                       904
Accounts Receivable, net                                                  36,583                    37,279
Other Current Assets                                                       4,106                     4,306
                                                                        --------                     -----
     Total Current Assets                                                 52,341                    54,665

Fixed Assets, net                                                         13,160                    17,264

Goodwill and Other Intangible Assets                                      46,430                    48,038

Other Assets                                                               6,769                     5,952
                                                                           -----                     -----

Total Assets                                                            $118,700                  $125,919
                                                                        --------                  --------

Total Current Liabilities                                                 23,791                    29,752

Long-Term Debt, net of current portion                                   124,285                   126,120
Other Liabilities                                                          2,907                     4,735

Total Shareholders' Deficit                                             (32,283)                  (34,688)
                                                                        --------                  --------

Total Liabilities and Shareholders' Deficit                             $118,700                  $125,919
                                                                        --------                  --------
